Journal Media Group, Inc.
333 West State Street
Milwaukee, Wisconsin 53203

January 27, 2015

Ms. Anne Nguyen Parker
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Journal Media Group, Inc.
Registration Statement on Form S-4
Filed January 16, 2015
File No. 333-201540

Dear Ms. Parker,

This letter is in response to your letter dated January 26, 2015 regarding the review by the U.S. Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement Form S-4 (the “Registration Statement”) filed with the Commission on January 16, 2015 by Journal Media Group, Inc. (the “Registrant”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”), the Staff’s comment is repeated below in italics, and set forth below the comment is the Registrant’s response.

We have attempted to provide a clear and complete response to the comment. We also acknowledge that:

•
Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our response or would like to discuss any of the matters further, please contact me at (513) 977-3997 or Russell E. Ryba of Foley & Lardner LLP at (414) 297-5668.

Sincerely,

/s/ William Appleton

William Appleton
Vice President

cc:    Tonya K. Aldave
Aamira Chaudhry
Lynwood Shenk
U.S. Securities and Exchange Commission
Russell E. Ryba
Foley & Lardner LLP
Scripps/Journal Working Group

Part II

Signatures, page II-4

1.
We note your response to our prior comment 21. We note your disclosure on page 51 that your current directors are Steven J. Smith and Richard A. Boehne. In addition, on page 6 you identify five persons who will serve as your directors. Please advise when these persons will become your directors and whether they will sign the registration statement.

The Registrant respectfully advises the Staff that the five persons identified on page 6 of the prospectus will be appointed to the Registrant’s board of directors at or about the time of the closing of the transactions described in the prospectus. Consequently, the persons identified on page 6 of the prospectus will not be directors of the Registrant when the Registration Statement becomes effective, and therefore will not sign the Registration Statement.